Puma Biotechnology, Inc.

10880 Wilshire Blvd, Suite 2150

Los Angeles, CA 90024

February 1, 2012

VIA EDGAR AND COURIER

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Puma Biotechnology, Inc.
Amendment No. 1 to Form S-1
Filed December 2, 2011
File No. 333-178308

Dear Mr. Riedler:

Puma Biotechnology, Inc., a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-178308), filed by the Company on December 2, 2011 (the “Registration Statement”).

We have provided you with five copies of Amendment No. 1, marked to show changes to the Registration Statement, in the traditional non-EDGAR format. The changes reflected in Amendment No. 1 have been made for the purpose of updating and revising certain information in the Registration Statement. The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, please do not hesitate to contact B. Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 or me at (424) 248-6500.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

Enclosures

cc (via fax):

B. Shayne Kennedy, Esq., Latham & Watkins LLP